File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

January 5, 2007

[redacted]

07020398

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA
Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-2(b)

SUPPL

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Interim Report
   Six Month Report ended October 31, 2006, filed December 22, 2006
   - Financial Statement and Interim Management Discussion and Analysis
2. Company News Releases:
   - December 5, 2006 – TSX accepts proposal of Shares for Debt
   - December 14, 2006 – Kettle River's partners do not pay up for WO Diamond JV
3. Other:
   - December 13, 2006 – Peregrine ups WO interest, cancels Kettle purchase plans
   - December 14, 2006 – Peregrine begins third bulk sampling program at DO-27

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements,
President and Director

Encl.

Jlw 1/18

C:\WINDOWS\Desktop\compliance-mailout-ltrs\Current-start12-28-05\Ltrs-A-010507.doc
1/05/07

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

2nd quarter
October 31, 2006

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the six months ended October 31, 2006 have been prepared by management and have not been subject to review by the Company's auditors.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

	October 31, 2006	April 30, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 62,654**	$ 208,125
Accrued interest and other amounts receivable	**62,772**	5,295
Marketable securities (Note 3)	**74,306**	76,592
Prepaid expenses	**3,514**	3,926
	203,246	293,938
Reclamation Bond	**5,000**	5,000
Property, Plant and Equipment (Note 5)	**68,770**	70,600
Mineral Properties (Note 6)	**4**	4
	$ 277,020	$ 369,542
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**346,873**	20,361
Shareholders' and director's loans (Note 8)	**847**	431
	347,720	20,792
Contingency (Note 6b)		
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**9,886,361**	9,886,361
Contributed Surplus	**124,142**	62,071
Deficit accumulated in the exploration stage – Statement 2	**(10,081,203)**	(9,599,682)
	(70,700)	348,750
	$ 277,020	$ 369,542

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

See accompanying notes to financial statements

Statement 2

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

	For three months ended October 31,		For six months ended October 31,	
	2006	*2005*	*2006*	*2005*
MINERAL EXPLORATION ACTIVITIES				
Exploration costs	$ 258,955	$ 141,301	$ 406,614	$ 235,356
Less: Government Assistance	(55,289)		(55,289)	Nil
	203,666	141,301	351,325	235,356
ADMINISTRATIVE COSTS				
Accounting, audit & legal	21,695	14,542	28,773	25,179
Advertising, promotion & printing	16,135	12,851	21,013	14,401
Amortization	141	176	282	352
Licenses, insurance, and transfer agent fees	11,685	15,229	14,749	17,651
Management, salary & wages (net of recoveries)	10,944	12,262	14,428	17,858
Office & sundry	482	1,941	1,607	3,837
Office building expenses	1,481	1,459	3,625	3,095
Stock compensation expense	31,036	Nil	62,071	Nil
Telephone	368	449	750	731
Travel and accommodation	5,606	11,685	6,522	15,156
	99,573	70,594	153,820	98,260
OTHER EXPENSES (INCOME)				
Gain on sale of securities	3,930	Nil	21,147	Nil
Gain on disposal of capital assets	Nil	Nil	1,502	Nil
Interest and US Exchange adjustment	133	(687)	975	(1,320)
	(4,063)	(687)	(23,624)	(1,320)
GAIN (LOSS) FOR THE PERIOD	(299,176)	(211,208)	(481,521)	(332,296)
DEFICIT, BEGINNING OF PERIOD	$ 9,782,027	$ 8,452,504	$ 9,599,682	$ 8,331,416
DEFICIT, END OF PERIOD	$ 10,081,203	$ 8,663,712	$ 10,081,203	$ 8,663,712
Gain (Loss) per share, basic and diluted	($ 0.03)	($ 0.03)	($ 0.04)	($ 0.04)
Weighted average number of Shares outstanding	11,041,611	7,711,922	11,041,611	7,711,922

See accompanying notes to financial statements.

Statement 3

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For three months ended October 31,		For six months ended October 31,	
	2006	2005	**2006**	2005
Cash Flows from Operating Activities				
Gain (Loss) for the period	**($ 299,176)**	($ 211,208)	**($ 481,521)**	($ 332,296)
Add: Items not involving cash				
Amortization	**913**	1,059	**1,826**	2,117
Gain on sale of Securities	**(3,930)**	Nil	**(21,147)**	Nil
Gain on disposal of capital assets	**Nil**	Nil	**(1,502)**	Nil
Stock compensation	**31,036**	Nil	**62,071**	Nil
	(271,157)	(210,149)	**(440,273)**	(330,179)
Changes in non-cash working capital items:				
Decrease (increase) in prepaid amounts	**(173)**	(1,093)	**412**	(825)
Decrease (increase) in accounts receivable	**(56,104)**	(7,246)	**(57,477)**	(12,209)
Advance for future Private Placement	**Nil**	115,630	**Nil**	115,630
Increase (decrease) in amounts due to directors	**(953)**	1,098	**416**	3,390
Increase (decrease) in accounts payable	**326,120**	1,550	**326,512**	4,930
	(2,267)	(100,210)	**(170,410)**	(219,263)
Cash Flows from Financing Activities				
Shares issued for cash	**Nil**	68,750	**Nil**	287,500
Cash Flows from Investing Activities				
Acquisition of capital assets	**Nil**	Nil	**Nil**	Nil
Proceeds from sale of securities	**4,346**	Nil	**23,434**	Nil
Proceeds from sale of capital assets	**Nil**	Nil	**1,505**	Nil
	4,346	Nil	**24,939**	Nil
Increase (decrease) in Cash	**2,079**	(31,460)	**(145,471)**	68,237
Cash, and term deposits, beginning of period	**60,575**	223,924	**208,125**	124,227
Cash and term deposits, end of period	**$ 62,654**	$ 192,464	**$ 62,654**	$ 192,464
Supplementary Schedule				
Amortization of capital assets to mineral properties	**$ 772**	$ 883	**$ 1,544**	$ 1,765
Non-monetary transactions				
Stock compensation	**$31,036**	$ Nil	**$ 62,071**	$ Nil

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO INTERIM FINANCIAL STATEMENTS

for the Three and Six months ended October 31, 2006 and 2005

Canadian Funds

Unaudited – Prepared by Management

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

The Company has a working capital deficit of $144,474 as at October 31, 2006 and has accumulated losses of $10,081,203. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 11,041,611 for net proceeds of $9,886,361 averaging $0.90 per share. The trading price on December 19, 2006 was bid at $0.14 and offered at $0.16, last traded at $0.16.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accept accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at April 30, 2006.

3. MARKETABLE SECURITIES

	October 31, 2006	April 30, 2006
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	$ 76,592	$ 76,592
Disposals during the period	2,286	Nil
Closing balance – lowest recorded market price	$ 74,306	$ 76,592

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method (*Note 4*). New Nadina has two directors in common with the Company. The Company on October 31, 2006, owned 1,787,582 New Nadina common shares representing 8.14% of the issued shares. The quoted market value of the common shares was $0.195 on October 31, 2006.

4. INVESTMENTS

As at April 30, 2003, the investment in New Nadina had been accounted for on the equity basis as the Company has the ability to exercise significant influence as a result of share ownership, management and board representation (*Note 3*).

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the Three and Six months ended October 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

5. PROPERTY, PLANT AND EQUIPMENT

				October 31, 2006	April 30, 2006
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land		$10,000	$ Nil	$10,000	$10,000
Paving	8%	4,860	2,612	2,248	2,343
Buildings	4%-5%	86,401	34,647	51,754	52,810
Mining equipment	30%	117,557	115,328	2,229	2,622
Office equipment	20%	53,972	51,435	2,537	2,819
Trailer	30%	8,890	8,888	2	5
Automobiles	30%	0	0	0	1
		$281,680	$ 212,910	$ 68,770	$70,600

6. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended October 31,2006	Greenwood Area	Property Investigation	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 1,544	$	$	$	$	$ 1,544
Assaying	3,311					3,311
Assessment, filing fees, membership	2,968					2,968
Direct charges – wages	4,700		6,100	50		10,850
Exploration costs 1)	9,099		372,711			381,810
Field supplies	106					106
Legal & miscellaneous	535					535
Property costs & acquisition	116					116
Roadwork/reclamation						Nil
Storage (samples& equipment)	2,888					2,888
Property and Mineral taxes	1,613					1,613
Travel & accommodation	873					873
Subtotal:	$ 27,753	$	$ 378,811	$ 50	$	$ 406,614
Less: Government Assistance	(55,289)					(55,289)
TOTAL:	$ (27,536)	$	$ 378,811	$ 50	$	$ 351,325

Exploration Expenditures by Property For the period ended October 31, 2005	Greenwood Area	Property Investigation	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 1,765	$	$	$	$	$ 1,765
Assessment, filing fees, membership	590					590
Direct charges – wages	5,675		11,700	55		17,430
Exploration costs 1)	16,380		185,629			202,009
Field supplies	110					110
Legal & miscellaneous			3,328			3,328
Property costs & acquisition	1,024					1,024
Roadwork/reclamation						Nil
Storage (samples & equipment)	3,508					3,508
Property and Mineral taxes	1,635					1,635
Travel & accommodation	48		3,909			3,957
Total:	$ 30,735	$ Nil	$ 204,566	$ 55	$ Nil	$ 235,356

KETTLE RIVER RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
for the Three and Six months ended October 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

6. MINERAL PROPERTIES, continued

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; physical work, sampling and allocation of office and overhead expenses relating to exploration activities.

Deferred Exploration Expenditures	Balance April 30, 2006		**Balance October 31, 2006**	
Deferred Exploration	$	Nil	$	Nil
Acquisition Costs				
Greenwood Area		1		1
Arcadia (Skylark) – Greenwood Area		1		1
DHK Diamonds Inc. – NWT		1		1
Silica Quarry - Saskatchewan		Nil		Nil
Naket – Nunavut		1		1
Total Mineral Properties Deferred	$	4	$	4

a) GREENWOOD AREA - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units (approximately 10,000 hectares) of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) DHK DIAMONDS INC. – Northwest Territories:

DHK Diamonds Inc. ("DHK") a private company incorporated and registered in the Northwest Territories is equally owned by Kettle River Resources Ltd., Dentonia Resources Ltd. ("Dentonia") and Horseshoe Gold Mining Inc. ("Horseshoe"). Operations and funding provisions of DHK are governed by a Shareholders' Agreement where each shareholder is represented on the board by two directors.

The Company has accounted for this investment as a regular mineral property transaction similar to Note 2(f). Therefore, all advances to DHK have been treated as mineral property costs. The Company has met all budget calls as per the Shareholders' Agreement and intends to maintain its one-third ownership in DHK Diamonds Inc.

WO Claim block, Lac de Gras property

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. ("KCEI") optioned the property, carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most kimberlites tested and only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate potential for a mine where bulk sampling was completed in 1994 with disappointing results. From that time on, limited exploration was conducted prior to KCEI extricating themselves in 2000 returning the property to DHK. DHK then entered into various agreements with BHP Billiton Diamonds Inc. allowing them to earn varying interests in the property. After unsuccessful exploration by Archon Minerals Ltd. and BHP Billiton Diamonds Inc., the WI and DHK Blocks were abandoned.

Most claims in the WO block were forfeited after testing of airborne survey anomalies proved mostly unsuccessful in finding new kimberlites. Claims held under the existing agreement are in the WO Claim Block are in the vicinity of the Tli Kwi Cho (DO27) and continue to have potential. The December 6, 2002 BHP Billiton Diamonds Inc. agreement was amended September 20, 2004 to appoint Peregrine Diamonds Inc. ("Peregrine") in their place and later amended June 13, 2005 to acknowledge Peregrine having earned a 54.475% interest thus reducing DHK interest to 20%.

In the spring of 2005, 150 tonnes of kimberlite produced 135.96 carats of diamonds with an average grade of about 0.91 carats per tonne. Three independent valuations of diamonds resulted in average values of US$67.20, US$59.95, and US$53.21 per carat with a 1.85 carat diamond valued at between US$1,591 and US$2,063 being the highest valued stone.

A core-drilling program during April and May 2005 designed to twin the Reverse Circulation holes in the bulk sample plus obtain geological information, produced 750 meters of NQ size core in three holes.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the Three and Six months ended October 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

6. MINERAL PROPERTIES, WO Claim block, Lac de Gras property continued

The deepest hole ended in kimberlite at 460 meters.

A core-drilling program commenced in July 2005 drilled a total of 2,304 metres in 12 holes. Four of these holes were drilled into the main vent of DO-27 while the remaining holes were drilled into the northeastern subsidiary lobe. In addition, 1,174 metres of core drilling were completed in 7 holes at DO-18. Analysis for microdiamonds received for drill holes drilled into the main vent of DO-27 returned values consistent with the 2005 bulk sample program.

Results from the more geologically complex northeastern lobe indicate good potential for the presence of large stones as relatively large diamonds (0.59 and 0.28 carats) were obtained from NQ core drill intercepts. Results of micro-diamond samples received from the seven core holes drilled into the DO-18 are considered to be sufficiently encouraging to proceed with acquiring a mini-bulk sample in the summer of 2006.

In February 2006, Peregrine commenced the extraction of a planned 3,000 tonne bulk sample on the DO-27 using a large diameter (24") reverse circulation drill (LDRC). On May 11, 2006, Peregrine announced that it had completed its winter 2006 bulk sampling program with the extraction of 566 tonnes of kimberlite, unable to obtain the 3,000 tonne goal. It also announced, at that time, that the bulk sampling program would continue in August 2006 with LDRC drilling on the land-based portion of DO-27 (Northeast Lobe) and that in October 2006 LDRC drilling would begin on the DO-18 kimberlite. Processing of the 566 bulk sample began at the Ekati Diamond Mine Sample Plant on June 15, 2006 with results released on September 5, 2006. From 548 dry tonnes of kimberlite material, 8,855 diamonds larger than 1 mm were recovered. There were 49 stones larger than one-half carat and 13 diamonds greater than one carat.

On November 6, 2006 details of a valuation report prepared by WWW International Diamond Consultants Ltd. on the 2005 and 2006 diamond parcels comprising 508.9 carats was released by the company, the average modeled valuation ranged from US $41 to US $62 per carat using WWW's September 2006 diamond price book.

A budget of $14million for the DO18 and DO27 northeast lobe kimberlite extraction was approved July 21, 2006. The Company received a request for contribution $1,184,703 to this budget on August 10, 2006. Payment is due to the operator within 120 days.

Certain directors of DHK assert that the Company is required to reimburse amounts relating to 1994 DHK costs. The validity of these claims has not been proven. The Company and its management are of the opinion that this assertion is unsubstantiated. In an effort to settle this matter, the Company has requested a historical audit of DHK's financial statements be conducted. Until this is done to the Company satisfaction the financial statements are lacking DHK shareholder approval.

To date, the Company has contributed its share of all past DHK costs for which it believes it is lawfully responsible. No amount, contingent or otherwise, has been recorded in the Company's financial statements as owing to DHK because the amount is not determinable and management is of the opinion that the Company is not liable for payment thereof.

Pellatt Lake Property

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine.

In 2000, DHK acquired the Pellatt Lake property consisting of 10 claims from Kennecott Canada Explorations Inc.. (KCEI) one of which contains a diamondiferous dyke-like kimberlite. KCEI retains a gross overriding royalty of 1% on these claims. In the same year, six of the 10 KCEI claims were allowed to lapse and re-staked by DHK at a cost of $19,129 expiring January 3, 2003. An additional three claims were staked at a cost of $8,522 expiring November 15, 2002. In 2000 Intrepid Geophysics was contracted by DHK to revisit the airborne geophysical data and his report identified in a number of targets recommended for exploration. No exploration work was conducted by DHK and in March 2003, a refundable bond of $16,269 was posted on the three claims. One claim, PC 20 was forfeited by consensus on August 12, 2001. DHK Management allowed 6 claims (NPC4-9) to lapse at their expiry of January 3, 2003. Dentonia Resources Ltd., without consent, then staked this ground as SWB 1-7 for its own account on April 3, 2003.

DHK is currently taking PC9, PC10 and PC13 to lease and work is being filed on the NPC 1, 2 & 3 claims. Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Drilling must be completed by the end of December 2005 (or the end of December 2006 in the event that +10 targets require testing). As Peregrine did not meet the December 31, 2003 deadline, an extension was granted. Once

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
for the Three and Six months ended October 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

6. MINERAL PROPERTIES, continued

Pellatt Lake Property - continued

Peregrine vests with 51% of certain areas (those drilled), it has a second option to earn another 14% by completing a 200 tonne bulk sample within 4 years of vesting with 51%.

A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

During 2006, Peregrine drilled one hole (PL06-05 Target PL018) on the PC13 claim which is currently being taken to lease. Drilling (-65°) to a depth of 110 meters intersected kimberlite between 74-75.7m; 76.85-84.2m; and 95.2-96m. The kimberlite encountered in hole PL05-06 is approximately 150m to the west of PL-01, the kimberlite dyke discovered by Kennecott.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,500 acres), majority owned (57.49%)and operated by New Nadina. During the 2006 program three new kimberlites were discovered and micro diamonds from drilling of previously known kimberlites returned positive results.

c) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest in a 37 acre Silica Quarry Lease in Saskatchewan. The current lease expires December 1, 2009 subject to the provisions of *The Quarrying Regulations 1957*. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) **NAKET** - Nunavut:

The Company and New Nadina Explorations Limited each own 50% participating interest in one claim in Nunavut. The Company is carried during the next exploration phase up to $80,000 in order to equalize 2001 expenditures. New Nadina reported that as of November 30, 2005, the amount of $52,852 would now equalize expenditures.

In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Exploration Inc. from any discovery of a mineral deposit within the data area made prior to August 1, 2005.

7. SHARE CAPITAL

a) **Authorized**: 50,000,000 common shares without par value

b) **Issued and fully paid:**	**No. of Shares**	**Value**
Opening balance:	11,297,611	$ 10,585,215
Less treasury shares at cost	(256,000)	(698,854)
Balance at April 30, 2006 & October 31, 2006	**11,041,611**	**$ 9,886,361**

c) **Warrants:**

	Number	**Price/share**	**Value**	**Expiry**
Issued December 5, 2005	1,576,000	$0.75	$1,182,000	December 4, 2006
Balance October 31, 2006	**1,576,000**		**$1,182,000**	
TOTAL	**1,576,000**		**$1,182,000**	

d) **Share purchase options:**

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at October 31, 2006 there were a total of 450,000 options, granted October 27 at an exercise price of $0.50 for a period of five years, to directors. The closing market share price on the business day immediately prior to the grant date was $0.43.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the Three and Six months ended October 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

7. SHARE CAPITAL, continued

Summary of the Company's options at October 31, 2006:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding October 31, 2006	Price per share	Expiry date
October 27, 2005	450,000	Nil	Nil	**450,000**	$0.50	October 27, 2010
	450,000	Nil	Nil	**450,000**	**Balance**	

e) Stock based compensation

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	October 31, 2006
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	117 %
Dividend payments during life of option	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

During the year ended April 30, 2006, the Company granted options to purchase up to 450,000 shares of the Company at an exercise price of $0.50 per share. The total value of the options granted was calculated to be $186,214 on the grant date. Since the options were granted under a graded vesting schedule, $62,071 of the fair value has been recorded in the Company accounts during the period.

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at October 31, 2006, $847 is owed to directors. For the period ended October 31st the Company incurred the following expenses with related parties:

	2006	2005
To three directors for telephone and office to offset expenses incurred in conducting company affairs	$ 3,600	$ 2,400
To a director who is the president for office management and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples).	38,550	39,250
To directors who are not employees, for administration support.	14,700	11,200
To a director who is a geological engineer for consulting services.	Nil	2,000
Total	$ 56,850	$ 54,850

During the period $38,419 was recovered from a company that has two common directors for office and secretary expenses and reimbursement of expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

9. SEGMENTED INFORMATION

No segmented information is presented because the Company has no recent logging operations and the Company is solely involved in mineral exploration.

10. SUBSEQUENT EVENTS:

On November 7, 2006 the TSX Venture Exchange consented to extending the expiry date for 1,576,000 warrants at $0.75 for one year to December 4, 2007.

On December 5, 2006 the TSX Venture Exchange accepted the Company's proposal to settle outstanding debt for $81,975 with 256,000 shares which have been held in reserve from previously executed Normal Course Issuer bids.

WO JV interest diluted to 10.78%: While Kettle River deposited its 1/3 portion to meet the $3,149,287 contribution due Peregrine on Dec. 11, 2006, Dentonia and Horseshoe contributions were not made resulting in a dilution of DHK interest.

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

Six months to October 31, 2006

Management Discussion & Analysis

December 19, 2006

Note to Reader

The interim financial statements for the six months ended October 31, 2006 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

December 19, 2006

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no significant mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Second Quarter Highlights

DHK dismantles Kettle River/Peregrine arrangement

Kettle River's main objective is to make a mineral deposit discovery. Due to the current land and mineral tenure holdings and expertise of the management team, efforts are mainly focused on exploration in Canada for diamonds in the Northwest Territories and gold in the Greenwood Mining District.

By attendance and voting at budget meetings, DHK shareholders (Dentonia, Horseshoe & Kettle River) committed to maintain its 20% interest in the WOJV diamond project. On Oct 5, 2006 DHK management notified Peregrine Diamonds Ltd. of their election to contribute to the budget program, payment of just over $3.million due Dec. 9, 2006. With large contributions looming, Kettle River explored various avenues to reduce shareholder dilution and still maintain its indirect 6.67% project interest. The ability for all DHK shareholders to use Flow Through ("FT") funds was explored by where a direct property interest would be earned therefore meeting CRA requirements.

The Farm-Out Agreement proposal was rejected on Oct 12th by Adolf Petancic of Dentonia and he stated that "Kettle River's insistence that Dentonia should raise flow-through money, at this stage, is ludicrous and not sustainable in a court of law and cannot be used to reject the Farm-Out." What was proposed was that non-FT dollars would garner a larger interest than FT and unacceptable that Kettle River, if using FT funds would be subject to dilution in DHK.

Dentonia and Horseshoe rebuffed an invitation to purchase Kettle River's 1/3 interest in DHK and Peregrine was approached with a proposal to take the Company over on a 5 to one basis. An arrangement with Peregrine was agreed upon that did not contravene the June 1, 1992 DHK Shareholders' Agreement.

News Release Oct 26, 2006 announces a business combination

"Peregrine will hold a 54.475% direct and 6.67% indirect interest (for total of 61.14%) in the WO joint venture in addition to 92.65% of the diamond marketing rights and project operatorship. In addition, Peregrine will inherit (through Kettle River) a first right of refusal on the sale of the remaining 2/3 equity ownership in DHK held equally by Dentonia Resources Ltd. and Horseshoe Gold Mining Inc."

Also "Under the terms of the acquisition agreement, Peregrine will immediately extend a secured loan to Kettle River in the principal amount of up to Cdn $2.5 million, to be drawn down on an as-needed basis, to be used by Kettle River

to make its WO Diamond Project joint venture cash call contributions and for general operating expenses (to a maximum of Cdn $150,000) until the completion of the business combination."

This was a positive business combination for the shareholders of Kettle River. At significant expense, Fairness Opinion, financial Review, Information Circular, property reports etc were prepared for shareholder approval. The Kettle River/Peregrine arrangement was successfully destroyed when DHK management, J. McInnes and A. Petancic, sole signing officers of DHK, failed to issue a cheque for the Dec 11th contribution. This resulted in a dilution to 10.78% interest. It was a significant decrease to partner Kettle River where interest went from 6.7% to 3.6%. This necessitated terminating the business arrangement proceedings with Peregrine. The loss of opportunity in this instance is significant and Kettle River is exploring options to regain its loss. Kettle River did not agree to the disposal of 9.22% interest in the WO JV Project, this may be considered a 'transaction out of the ordinary course of business," therefore requiring unanimous DHK shareholder consent.

As at December 19, 2006, a total of $291,811 is due Peregrine payable on March 1, 2007, being $241,811 for budget advances and $50,000 owing for corporate expenses. The $1,049,762.35 Kettle River contribution payment was returned to Peregrine after DHK failed to honor its contribution election of Oct. 5, 2006 due on Dec. 11, 2006.

A financing is planned to fund the March 1st amount due Peregrine and meet future contribution requirements of the WO JV. Steps are being taken to prevent similar action from recurring.

Mineral Project Activity

Exploration expenditures by property for the period ended October 31, 2006

	Greenwood Area	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 1,544	$	$	$	$ 1,544
Assaying	3,311				3,311
Assessment, filing fees, membership	2,968				2,968
Direct charges – wages	4,700	6,100	50		10,850
Exploration costs	9,099	372,711			381,810
Field supplies	106				106
Legal and Miscellaneous	535				535
Property costs & acquisition	116				116
Roadwork/reclamation					Nil
Storage (samples& equipment)	2,888				2,888
Property and Mineral taxes	1,613				1,613
Travel & accommodation	873				873
Subtotal:	$ 27,753	$ 378,811	$ 50	$	$ 406,614
Less: Government assistance	(55,289)	Nil	Nil		(55,289)
Total:	($27,536)	$ 378,811	$ 50	$	$ 351,325

During the period ended October 31, 2006 a total of $406,614 (2005 - $235,356) was spent on mineral property activities as shown in the above table.

LAC DE GRAS – NORTHWEST TERRITORIES - DHK DIAMONDS INC: (DHK):

The Company owns one-third of the issued common shares of DHK Diamonds Inc. (DHK), formed in 1992 to own and explore mineral properties in the Northwest Territories. DHK operating and exploration costs are funded through approved budgets by its three shareholders and shares of DHK are issued periodically. The DHK Board consists of six directors with equal representation from each shareholder. The Company expenses contributions as they are incurred. DHK is similar to an incorporated joint venture therefore, the Company has accounted for this investment as a regular mineral property transaction. Operations of DHK are governed by a Shareholders' Agreement.

During the period ended October 31, 2006, DHK related costs were $378,811 (2005 – $204,566) and mainly consisted of expenses related to diamond drilling, kimberlite analyses, geophysics and costs related to the extraction of 566 tonnes of kimberlite with results reported in the News Release September 5, 2006. Since April 30, 2006, the Company has contributed $371,811 to DHK for exploration and operations and as of Dec. 11, 2006 the DHK contributing interest has been diluted from 20% down to 10.78%. DHK owns 100% of the Pellatt Lake property currently under option to Peregrine. DHK holds a 1% GOOR on the New Nadina Monument Diamond Project.

WO EXPLORATION

Bulk Sample Report September 5, 2006 News Release: "2006 bulk sample from Main Lobe pyroclastic kimberlite at DO-27 averages 0.88 carats per tonne, High-grade portion of pipe extends over an area three times larger than area tested in 2005, 7.11, 3.91, 2.34, 2.11, 1.83, 1.56, and 1.55 carat diamonds recovered"

"**September 5, 2006 Vancouver, BC:** Kettle River Resources Ltd. has been advised by the operator, Peregrine Diamonds Ltd, (Peregrine) of the WO Project that the average grade of the 2006 bulk sample from the Main Lobe pyroclastic kimberlite of the DO-27 pipe is 0.88 carats per tonne. These results corroborate the bulk sample results from last year and confirm that the grade is consistent over an area three times larger than the area which was tested in 2005. Furthermore, the pyroclastic kimberlite collected from the North East Lobe portion of the DO-27 pipe returned an average grade of 0.85 carats per tonne which is significantly higher than previously reported. The DO-27 pipe is located 23 kilometers southeast of the Diavik™ Diamond Mine, N.W.T., Canada, is over 9 hectares in size, and is comprised of a Main Lobe and a smaller contiguous North East Lobe."

"Peregrine drilled a total of 12 large diameter, reverse circulation ("RC") drill holes to a maximum depth of 403 metres during the winter of 2006 which resulted in the collection of 548 dry tonnes of kimberlite material (566 wet tonnes). A total of 8,855 diamonds were recovered using a 1mm sieve size cut-off. Of this total, 49 diamonds larger than one-half carat and 13 diamonds greater than 1 carat were recovered, including 7.11, 3.91, 2.34, 2.11, 1.83, 1.56, and 1.55 carat stones, confirming that DO-27 contains a significant population of larger diamonds. The diamonds recovered from the 2006 program included a 7.11 carat, light brown, slightly distorted octahedral gem; a 1.83 carat, near white, complex octahedral gem; and an irregular white, 1.55 carat gem."

"This year's drill program was a follow up to an initial 6-hole, large diameter RC drill program, completed during the winter of 2005, which resulted in the collection of 151 dry tonnes of kimberlite. The initial 6 holes were drilled into the Main Lobe and the grades of these six holes ranged from 0.70 to 1.03 carats per tonne, averaging 0.90 carats per tonne. The average grade within the Main Lobe pyroclastic kimberlite that is chrome diopside rich, was 0.98 carats per tonne (see press release dated 14th June 2005)."

"The grades and tonnages were calculated using measured and estimated hole dimensions and measured specific gravities. All density measurements were performed at the Teck Cominco Global Discovery Laboratory in Vancouver. As with the 2005 sample, the 2006 sample was processed at the bulk sample test plant at BHP Billiton's Ekati™ Diamond Mine."

"Of the twelve holes drilled during 2006, one hole did not reach the target depth as it was stopped in overburden due to drilling complications. The remaining 11 holes reached depths ranging from 53 to 403 metres and all ended in kimberlite - see map at end showing drill hole locations below."

"The RC holes have been subdivided into three groups according to where they were drilled into the DO-27 pipe. These groups are: the Main Lobe-Pyroclastic Kimberlite, the North East Lobe-Pyroclastic Kimberlite and the North East Lobe-Other Lithologies (found below the pyroclastic kimberlite) which includes hypabyssal kimberlite and mixed lithologies. Despite the fact that these Other Lithologies form a volumetrically minor component at DO-27, diamonds weighing 2.34, 1.56, 0.81 and 0.51 carats were recovered from these lithologies."

"The individual grades and specific diamond information for the 2006 and previously announced 2005 RC holes in both the Main Lobe and North East Lobe are summarized below:

"2006 Main Lobe - Pyroclastic Kimberlite"

RC Hole	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne	#stones >½ carat	largest stones (carats)
L0602	52 - 403	351	79.89	72.78	0.91	11	1.12, 1.02, 0.73
L0605	42 - 53	11	1.96	2.12	1.08	-	
L0606	48 - 180	132	42.96	39.55	0.92	2	0.65, 0.61
L0607	56 - 314	258	56.62	48.00	0.85	3	1.13, 0.67, 0.61
L0608	51 - 240	189	44.04	41.94	0.95	8	1.83, 1.04, 0.91
L0609	50 - 382	332	83.83	71.21	0.85	7	1.52, 1.12, 1.00
L0610	57 - 145	88	20.13	16.38	0.81	1	0.63
L0612	56 - 109	53	10.89	8.84	0.81	-	
Total			**340.33**	**300.82**	**0.88**	**32**	

"2006 North East Lobe - Pyroclastic Kimberlite"

RC Hole	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne	#stones >½ carat	largest stones (carats)
L0601	40 - 85	45	20.69	16.27	0.79	3	0.93, 0.68, 0.5
L0603	42 - 123	81	14.61	9.35	0.64	-	
L0604	39 - 147	108	69.09	63.45	0.92	8	7.11, 3.91, 2.11
Total			**104.39**	**89.07**	**0.85**	**11**	

"2006 North East Lobe - Other Lithologies including Hypabyssal Kimberlite & Intersections of Mixed Lithologies"

RC Hole	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne	#stones >½ carat	largest stones (carats)
L0603	123 - 228	105	23.97	3.58	0.15	1	0.51
L0604	147 - 246	99	79.67	33.78	0.42	5	2.34, 1.56, 0.81
Total			**103.64**	**37.36**	**0.36**	**6**	

"2005 Main Lobe – Pyroclastic Kimberlite (previously released)"

RC Hole	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne	#stones >½ carat	largest stones (carats)
RC1	56.5 - 196	139.5	45.74	47.32	1.03	4	2.93, 1.62
RC2	56.5 - 124	67.5	28.96	27.66	0.96	5	1.85, 0.96, 0.94
RC3	60 - 190.5	130.5	42.80	29.93	0.70	7	0.98
RC4	57 - 93.5	36.5	12.02	11.99	1.00	1	2.66
RC5	59 - 83	24	12.20	11.66	0.96	3	0.76
RC6	52 - 77	25	9.54	7.4	0.78	1	0.5
Total			**151.26**	**135.96**	**0.90**	**21**	

* dry tonnes

"2005 and 2006 Main Lobe – Pyroclastic Kimberlite Combined Results"

RC Hole No.	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne
RC1 (2005)	56.5 to 196	139.5	45.74	47.32	1.03
RC2	56.5 to 124	67.5	28.96	27.66	0.96
RC3	60 to 190.5	130.5	42.80	29.93	0.70
RC4	57 to 93.5	36.5	12.02	11.99	1.00
RC5	59 to 83	24	12.20	11.66	0.96
RC6	52 to 77	25	9.54	7.40	0.78
L0602 (2006)	52 to 403	351	79.89	72.78	0.91
L0605	42 to 53	11	1.96	2.12	1.08
L0606	48 to 180	132	42.96	39.55	0.92
L0607	56 to 314	258	56.62	48.00	0.85
L0608	51 to 240	189	44.04	41.94	0.95
L0609	50 to 382	332	83.83	71.21	0.85
L0610	57 to 145	88	20.13	16.38	0.81
L0612	56 to 109	53	10.89	8.84	0.81
TOTAL			**491.59**	**436.78**	**0.89**

* dry tonnes

"Five of the eight 2006 RC holes drilled within the Main Lobe returned significant sections with grades above 1 carat per tonne, including hole L0602 that reached a depth of 403 metres (twice as deep as the deepest RC hole completed in

2005), which intersected 112 metres @ 1.02 carts per tonne, and hole L0606 which intersected 48 metres @ 1.38 carats per tonne."

"In the North East Lobe, the three RC holes drilled within the pyroclastic kimberlite returned an average grade of 0.85 carats per tonne as compared to the grade of 0.36 carats/tonne Kennecott Canada Exploration Inc. obtained from their underground bulk sample of the North East Lobe in 1993. These new bulk sample grades from the North East Lobe are consistent with micro-diamond results obtained by Peregrine from core holes drilled into this part of the pipe (see press release dated 16th March 2006) and demonstrate that the higher grade pyroclastic kimberlite portion of DO-27 may be significantly larger than previously envisaged, as drilling has proven that it extends from the Main Lobe into the North East Lobe."

"The diamonds have been sent to WWW International Diamond Consultants Ltd. in Antwerp, Belgium for complete valuations and diamond value/size distribution modeling work. The results of this work are expected during October, 2006."

"Commenting on the results, Mr. Howard Coopersmith, an international diamond expert with over 30 years experience and the external Qualified Person to Peregrine said "The 2006 grade results are consistent with those obtained from the 2005 bulk sample and confirm that the grade and the diamonds themselves are substantially better than those from the previous 1993 Kennecott sample. The 2006 drilling covers a larger portion of the pipe, both laterally and at depth, than did the 2005 work, and, combined with the 2005 results, gives an understanding of the overall grade. The uniformity in average grade over a large portion of the pipe is very encouraging."

"Peregrine and its joint venture partners are currently drilling at DO-27 with two core rigs with the objective of testing the area between DO-27 and the nearby DO-18 kimberlite pipe where previous drill holes have intersected significant intervals of kimberlite. Drilling is also further defining the outer limits to the DO-27 pipe and completing pilot drill holes into the land-based portion of the North East Lobe of DO-27 and the DO-18 kimberlite, located approximately 700 metres north of DO-27, in preparation for large diameter RC drilling, mini-bulk sampling of both of these areas later this year. "

"Dr. Jennifer Pell, P.Geo., is the internal Qualified Person working on the DO-27 project. Mr. Howard Coopersmith, P.Geo., of Coopersmith & Associates, Colorado, USA, is the external Qualified Person."

"The WO Diamond Project is a joint venture with operator Peregrine holding a 54.475%, Archon Minerals Ltd 13.275%, Aber Diamond Corp. 7.35%, DHK Diamonds Inc. 20% (⅓ each of Dentonia Resources Ltd., Horseshoe Gold Mining Inc., and Kettle River Resources Ltd.), and SouthernEra Diamonds Inc. 4.9%. "


557100 mE
557200 mE
557300 mE
557400 mE
557500 mE
7134000 mN
7133900 mN
7133800 mN
7133700 mN
7133600 mN
7133500 mN
7133400 mN
DO27L-06-01
DO27L-06-03
DO27-05-06
DO27L-06-04
DO27L-06-08
DO27L-06-05
DO27L-06-06
DO27-05-01
DO27L-06-10
DO27-05-05
DO27L-06-02
DO27L-06-11
DO27-05-04
DO27-05-02
DO27L-06-07
DO27L-06-12
DO27-05-03
DO27L-06-09
2005 RC Drill Locations
2006 RC Drill Locations
0
100m

November 6, 2006 News Release: <u>MODELED VALUATIONS OF DO-27 DIAMOND PARCEL COMPLETED</u>

"Kettle River Resources Ltd.(TSX-V: KRR) has received the valuation report from JV operator Peregrine Diamonds Ltd. The valuation report is prepared by WWW International Diamond Consultants Ltd. ("WWW") on the 2005 and 2006 diamond parcels, comprising 508.9 carats from the Main Lobe and Northeast Lobe pyroclastic kimberlite of DO-27, WO Diamond Project, NWT, Canada."

"The average modeled valuation ranged from US$45 to US$73 per carat using WWW's September, 2005 diamond price book. The average modeled valuation ranged from US$41 to US$62 per carat using WWW's September, 2006 diamond price book, reflecting the significant drop in certain rough diamond prices over the last year."

"Highlights from the WWW comprehensive report include: Normally with a sample of only 510 carats, the average spot price (primary producer sales price at the day of valuation) assigned to the sample would be in the order of plus 40 to minus 25 percent (90% confidence limits) of the true value of the resource. This highlights the inherent uncertainties of valuing a small parcel of diamonds. Modeled valuation calculations start with a spot price and

therefore variations in spot prices will affect the ultimate modeled valuation. Given the small size of the DO-27 sample, diamond values have more upward potential than downward, and diamond values per size class in the larger sizes could be higher than those used in the model."

"Based on analysis of the 2005 and 2006 bulk samples, WWW believes it is highly unlikely that the average price will be lower than US$41 per carat based on current (September, 2006) diamond prices. WWW is forecasting rough diamond prices to increase by around 20 percent over the next five years."

"At 90 percent confidence limits, 7,000 carats would give a modeled average price within 10 percent of the true value and within 15 percent of the true value with 3,000 carats. WWW would recommend that at least 3,000 carats be extracted from DO-27 as with modeling the confidence limits will tighten to within 10 percent."

"As the incidence of larger, higher value stones will have the most impact on average diamond values from DO-27, at least 3000 carats will be needed from the pipe to give an acceptable degree of confidence that those types of stones have been recovered in typical proportion. Determining the economic viability of a diamond project is complicated. It involves extensive geostatistical analysis due to the highly variable nature of diamond distribution in kimberlite pipes and the fact that both diamond grade and average diamond value play important roles in determining the viability of any given diamond deposit. Since no two diamonds are exactly alike, a significant parcel of diamonds (3000 to 7000 carats) is needed to gain the confidence levels on diamond size distribution and average diamond value necessary to make any realistic decisions regarding the future development of DO-27."

"In that regard, Peregrine will soon announce plans for the upcoming winter 2007 bulk sampling program at DO-27 with specifics on various drilling methods and equipment that will be employed to attempt to significantly increase the total carats recovered."

"WWW International Diamond Consultants Ltd. have reviewed and approved the contents of this release. This release has also been reviewed and approved by Jennifer Pell, Ph.D., P.Geo., Peregrine's internal Qualified Person ("Q.P."), and Howard Coopersmith, P. Geo., Peregrine's external Q.P."

December 14, 2006 News Release exerts, Termination of Arrangement and DHK Dilution Notice

"Kettle River Resources Ltd. ("Kettle River") (TSX Venture Exchange KRR)) announces that its indirect interest, through DHK Diamonds Inc. ("DHK"), in the WO Diamond Project Joint Venture ("WOJV"), NWT, Canada, has decreased to 3.59%. The WO Diamond Project contains the plus nine hectare DO-27 and the plus three hectare DO-18 diamondiferous kimberlite pipes, among others.

DHK, a private company owned equally by Dentonia Resources Ltd. ("Dentonia"), Horseshoe Gold Mining Inc. ("Horseshoe") and Kettle River, is a party to the December 6, 2002 WOJV Agreement. On October 5, 2006 DHK formally elected to contribute to the WOJV $14.9 million budget. The DHK 20% required contribution of $3,149,286.70 due December 9, 2006 was not made resulting in a dilution of DHK interest to 10.78%.

While Kettle River raised and deposited its portion of $1,049,762.35, the remaining amounts derived from contributions of Dentonia and Horseshoe were not made and as a result of DHK's dilution Kettle River's indirect interest in the WOJV has materially changed. Peregrine and Kettle have mutually agreed to terminate their business combination announced on October 26, 2006. Both companies will continue to explore options to consolidate the WOJV interests."

News Release December 14, 2006 - COMMENCEMENT OF THIRD BULK SAMPLING PROGRAM AT DO-27

"Peregrine Diamonds Ltd.'s land-based, large-diameter, bulk sample drilling (LDD) on the northeast lobe portion of the plus-nine-hectare, DO-27 kimberlite pipe, WO diamond project, Northwest Territories, Canada, began on Dec. 6, 2006, more than 60 days earlier than the last bulk sampling program. The first LDD drill hole, DO27-NE-01, was completed yesterday to a planned depth of 98 metres with the majority of the hole drilled at 24-inch diameter. A total of 45 sample bags of kimberlite were recovered (each sample bag has a maximum rated capacity of 1.8 tonnes). The drill rig is currently setting up on the next hole, DO27-NE-02, which is located 25 metres south of DO27-NE-01. A second LDD rig is anticipated to begin drilling on the northeast lobe in early January, 2007."

"This early start resulted from careful logistical planning, having the two Encore Drilling, LDD rotary rigs on-site from last season, and the decision to begin this third bulk sample on the land-based portion of the main diamond-bearing pyroclastic unit of the northeast lobe of DO-27. Peregrine is currently the only mid-tier diamond exploration company properly positioned to commence bulk sampling in Canada's North so early in the season."

"The primary focus of this bulk sampling program will be to significantly add to the 510-carat parcel of diamonds already recovered by Peregrine. In order to obtain a geologically meaningful average diamond valuation, at least 3,000 carats will be required (see news as reported in Stockwatch Nov. 6, 2006)."

"This early start to the bulk sampling program, coupled with a significant increase in the project's infrastructure, has set the stage for an aggressive execution of this program."

"Infrastructure improvements include:

- the staging of numerous pieces of ice-making equipment, including water trucks, bulldozers, front-end loaders and road graders, on-site at the end of last season;
- the construction of Peregrine's own ice airstrip capable of hosting C-130 Hercules aircraft, anticipated to be completed and operational by mid-January, 2007;
- the acquisition of a third large-diameter drill rig: a dual-rotary, Foremost DR-40 with approximately 250,000 feet per pound of torque, which is capable of setting large-diameter casing (up to 40 inches) in soft, unconsolidated overburden and kimberlite. Completion of the Hercules capable ice airstrip will likely enable Peregrine to deliver the DR-40 to site several weeks earlier than an ice-road-based delivery;
- the DR-40 drilling rig is anticipated to facilitate the setting of 28-inch-diameter casing, which should enable the extraction of kimberlite using 24-inch-diameter drill holes, in contrast to the majority of holes drilled last season which were 13-3/4-inch diameter. This 10-1/4-inch increase in drill hole diameter should result in an approximately 300-per-cent increase in the volume of kimberlite extracted per vertical metre of depth;
- a variety of casing sizes, 28-, 24-, 20- and 16-inch diameter, will be available for use on site for the winter 2007 bulk sample (as opposed to only 28- and 16-inch available for the last bulk sample). This will allow Peregrine maximum drilling flexibility to meet the varied ground conditions encountered during lake-based drilling; and

Peregrine also plans to adopt a modified vertical extraction technique in which controlled hole collapse will be used to extract the maximum amount of kimberlite from each drill hole. This bulk sampling method of controlled hole collapse is specifically designed to take advantage of the DO-27 kimberlite's natural tendency to expand and slough down the hole."

"Program highlights for this third bulk sample include:

- up to eight LDD holes planned on the land-based northeast lobe portion of the kimberlite, targeting the main pyroclastic unit in this area;
- these land-based holes are being drilled from ice pads with a minimum of 24 inches of thickness, next to previously drilled, pilot core holes;
- up to 20 LDD holes planned over the central portion of the kimberlite, targeting the main pyroclastic unit. These holes will be drilled on the DO-27 lake ice, which must be built up to a thickness of at least 72 inches. Currently, the ice thickness is approximately 40 inches, with ice-making activities continuing and scheduled to continue into the new year. It is anticipated that sufficient ice thickness to begin this drilling will be achieved by mid-January, 2007, subject to weather; and the budget for the fall 2006/winter 2007 LDD, bulk sampling programs only, total approximately $26.6-million."

"An update on the various core drilling programs (Mid-zone between the DO-18 and DO-27 kimberlites, geotechnical and exploration), preliminary resource calculations and the preliminary technical assessment report, will be provided in the new year."

News Releases are available under the Company profiles on www.SEDAR.com and on the Company website

Pellatt Lake Property:

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine.

DHK is currently awaiting lease confirmation on PC9, PC10 and PC13 and work has been filed as well on the NPC 1, 2 & 3 claims. Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option, within 4 years of vesting, to earn another 14% by completing a 200 tonne bulk sample. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

During 2006, Peregrine drilled one hole (PL06-05 Target PL018) on the PC13 claim which is currently being taken to lease. Drilling (-65°) to a depth of 110 meters intersected kimberlite between 74-75.7m; 76.85-84.2m; and 95.2-96m.

Hole PL06-05 was drilled to test a magnetic low, on land, a few hundred metres away from a kimberlite dyke/sill, PL-01, intersected by Kennecott Canada Exploration Inc. in 1997. The drill was set well back from the anomaly and an angle hole drilled. The drill hole intersected a magnetic phase of granite until 49.5m followed by non-magnetic metasediments, to 74m. From 74 to 75.7m, a highly altered green mica-bearing kimberlite with poor mineral preservation containing a 10cm layer (xenolith or actual bed?) of shale was intersected followed by a metre of metasediments. From 76.85 to 84.2m, a kimberlite horizon displaying dramatic textural variations was intersected.

The kimberlite encountered in hole PL05-06 is approximately 150m to the west of PL-01, the kimberlite dyke discovered by Kennecott. PL-01 was logged by Kennecott as a dyke, i.e. hypabyssal. There is clearly one hypabyssal kimberlite layer encountered in PL05-06, between 95.2 and 96m. The main kimberlite, encountered between 76.85 to 84.2m, displays many textures that are incompatible with a hypabyssal kimberlite: mud chips (presumably from surface sediments); olivine-bearing shale fragments of possible resedimented kimberlite; magma clasts or kimberlite lapilli with mud rims. These features are more compatible with a kimberlite that has fragmented and been exposed to surface. Samples have been submitted for thin sectioning which will allow better understanding of the environment in which this kimberlite formed.

Saskatchewan - 50%

The Company continues to explore the potential to further test and market the silica potential on this property. $50 (2005 - $55) was expended on research.

NAKET Project, Nunavut –50%

The property currently consists of one claim that contains an untested geophysical anomaly. Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is carried for the next program up to $52,852 in order to equalize previous expenditures. The Company spent $Nil (2005 - $Nil) on the property during the period.

GREENWOOD MINING DIVISION – SOUTHERN BRITISH COLUMBIA:

Greenwood Area Expenditure breakdown by property for the period ended October 31, 2006

	Phoenix	Bluebell	Rads	Tailings	Haas	Arcadia	Tam O'Shanter	Niagara	Greenwood Area
Amortization	$ 386	$ 386	$	$	$	$	$ 772	$	$ 1,544
Assaying	1,929	1,382							3,311
Assessment, filing fees, membership	1,761	629				206	250	122	2,968
Direct charges – wages	2,400	1,900		400					4,700
Exploration costs	4,742	4,307				50			9,099
Field supplies	53	53							106
Property costs & acquisition				116					116
Legal	535								535
Storage (samples& equipment)	913	935					1,040		2,888
Property and Mineral taxes	1,265	348							1,613
Travel and accommodation	437	436							873
Subtotal:	14,421	10,376		516		256	2,062		27,753
Less Government assistance	(55,289)								(55,289)
Total:	$ (40,868)	$ 10,376	$	$516	$	$ 256	$ 2,062	$ 122	($27,536)

Specific Greenwood Area Property Summary:

Phoenix Mine Area

During the period a total of $14,421 was expended (2005 - $11,847). Recording of work programs and generation of reports with wage costs of $2,400.

During July 2006, a prospecting and rock sampling program was carried out on the Phoenix and adjoining Bluebell properties. The objectives of the program were to assess the potential for epithermal style mineralization in and to the south of the Phoenix pit, to prospect for limestone-hosted epithermal style mineralization on the Bluebell property, and to locate, sample and evaluate the Maple Leaf showing, which had been untested by any recent work.

The results were encouraging and further work has been recommended by Linda Caron, M.Sc.,P.Eng. qualified person in charge of the program. Areas of anomalous Au, Ag and As from previous soil geochemical surveys would be ground located and prospected and excavator trenching is recommended to provide better exposure of the epithermal system in the War Eagle area (and in areas of interest resulting from the program) for detailed mapping and sampling. Work is also recommended to better expose the Rawhide vein and to test the on-strike extent to the east and west with follow-up diamond drilling to test both the vein and epithermal system at depth.

Phoenix Tailings property

Costs of $516 (2005 - $1,467) during the period.

Haas Property

Costs of $ Nil (2005 – $500) during the period.

Bluebell-Summit Property

Limited exploration was conducted and costs of $10,376 (2005 - $5,295) relate to sample and core storage, mineral taxes and wage costs. Refer to work description described under Phoenix Mine Area.

Tam O'Shanter

Costs of 2,062 (2005 - $5,295) related to sample and core storage and the balance for fees and amortization expense.

Niagara Property

Costs of $122 (2005 - $2,531) during the period.

Arcadia (Skylark) Property

Expenditures of $256 (2005 - $2,601) relate to office expense.

Rads Property

Costs of $ Nil (2005 – $1,200) related to wages and property costs.

Selected Annual Information and Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2005 and April 30, 2006 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
2nd Quarter 2007	$ (299,176)	(0.03)	$ 277,020	$ 347,720
1st Quarter 2007	(182,345)	(0.02)	219,994	22,553
4th Quarter 2006	(357,730)	(0.04)	369,542	20,792
3rd Quarter 2006	(578,240)	(0.04)	710,995	35,550
2nd Quarter 2006	(211,208)	(0.03)	369,922	140,498
1st Quarter 2006	(121,088)	(0.02)	394,102	22,220
4th Quarter 2005	(46,787)	(0.01)	290,768	16,548
3rd Quarter 2005	(64,026)	(0.01)	349,808	31,926

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the six month period ended October 31, 2006.

For the current period, the Company experienced a net loss of $481,521 or $0.03 per share compared to a loss of $332,296 or $0.03 per share the previous year.

Operating expenses of $153,820 for the period, arising from general and administrative costs, (2005 - $98,260) increased from the previous year. During the current year period, travel & accommodation decreased by $8,634, stock compensation costs were $62,071 (2005 - $Nil), office and sundry expense decreased by $2,230, accounting, audit and legal increased by $3,594, licences, insurance and transfer agent fees decreased by $2,902, management, salary & wages decreased by $3,430 while advertising promotion and printing increased by $6,612.

Property exploration costs increased to $406,614 from $235,356 during the same period the previous year and the increase is mainly attributed to contribution of exploration costs on the DHK WO Project. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

A British Columbia Mining Exploration Tax Credit receivable of $55,289 unrecognized in previous years but relating to exploration expenses incurred in 2004 and 2005 is reported in the current period as government assistance.

The Company has a working capital deficit of $144,474 as at October 31, 2006 and has accumulated losses of $10,081,203. Since inception, the Company has been successful in funding its operations and at October 31, 2006 had net issued shares of 11,041,611 for net proceeds of $9,886,361 averaging $0.90 per share. The trading price on December 19, 2006 was bid at $0.14 and offered at $0.16, last traded at $0.16. There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

Of the $346,873 payable, $291,811 is due and repayable to Peregrine Diamonds Ltd. on May 1, 2007 for advances under the terms of the business arrangement.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Investing Activities

The company sold 55,000 shares of New Nadina Explorations Limited realizing net proceeds of $23,434 to hold 1,787,582 shares.

Management changes during the period

There were no management changes during the period. The directors and officers are: Ellen Clements, Larry Widmer, Gerald Rayner and Brian McClay. Ellen Clements is President and Chief Executive Officer and Larry Widmer, B.Comm., is Chief Financial Officer and Corporate Secretary.

Financing Activities

Share Capital

a) **Authorized:** 50,000,000 common shares without par value

b) Issued and fully paid:	**No. of Shares**	**Value**
Balance at April 30, 2004	**6,521,611**	**$ 9,089,360**
Less treasury shares (Issuer Bid) at cost:	**(256,000)**	**(698,854)**
January 31, 2005 – private placement	**1,000,000**	**186,400**
March 14, 2005 – warrants exercised	**12,500**	**3,125**
Balance at April 30, 2005	**7,278,111**	**8,580,031**
April 30, 2005 (Includes Issuer Bid shares)	**7,534,111**	**$ 9,278,885**
June 20 – 27, 2005 – Warrants exercised	**500,000**	**125,000**
June 27, 2005 – Warrants exercised	**150,000**	**37,500**
June 28, 2005 – Warrants exercised	**225,000**	**56,250**
August 30, 2005 – Warrants exercised	**25,000**	**6,250**
September 8, 2005 – Warrants exercised	**250,000**	**62,500**
Nov. 4, 2005 – Warrants exercised	**50,000**	**12,500**
Nov 24, 2005 – Warrants exercised	**187,500**	**46,875**
Dec. 6, 2005 – Warrants exercised	**25,000**	**6,250**
Dec 16, 2005 – Warrants exercised	**100,000**	**25,000**
Dec 23, 2005 – Warrants exercised	**200,000**	**50,000**
Jan. 13 - 23, 2006 – Warrants exercised	**75,000**	**18,750**
Dec 2005 Private Placement	**1,576,000**	**765,000**
Nov. 17, 2005 Options exercised	**400,000**	**94,455**
Balance before treasury shares at April 30, 2006	**11,297,611**	**$ 10,585,215**
Less treasury shares (Issuer Bid) at cost	**(256,000)**	**(698,854)**
Balance after treasury shares at April 30, 2006 and October 31, 2006	**11,041,611**	**$ 9,886,361**

Warrants outstanding:

Associated with the December 5, 2005 private placement, there are a total of 1,576,000 warrants exercisable at $0.75 expiring December 4, 2006 with potential proceeds of $1,182,000. On November 7, 2006 TSX Venture Exchange approval was granted to extend the expiry of the warrants by one year to December 4, 2007.

Share Option Plan

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at October 31, 2006 there were 450,000 (October 31, 2005 – 850,000) options outstanding.

Summary of the Company's options at October 31, 2006:

Date	**Number granted**	**Exercised**	**Expired or Cancelled**	**Number outstanding October 31, 2006**	**Price per share**	**Expiry date**
October 27, 2005	450,000	Nil	Nil	450,000	$0.50	October 27, 2010

Liquidity

The financial statements for the period ended October 31, 2006 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At October 31, 2006, Kettle River had working capital deficit of $144,474 compared to working capital of $273,146 at April 30, 2006.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2006 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

A director who managed and conducted exploration invoiced $400 per day according to programs conducted on specific properties. To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with directors in common, in consideration for a monthly fee of $1,500 and 50% of time and wages. Miscellaneous charges, like telephone, postage, travel are based on actual costs. At October 31, 2006, there is a receivable from New Nadina Explorations Limited for $6,674. Advances from directors and shareholders are unsecured and bear no interest. As at October 31, 2006, $847 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended October 31, 2006 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Subsequent Events

On October 27, 2006 the company announced that it had entered into a settlement of debt in the amount of $81,975 by way of 256,000 shares at a deemed price of $0.32 per common share. The shares have been held in reserve from previously executed Normal Course Issuer Bid.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available on their website (under news) and at www.sedar.com.

File #82-666
Rule 12g3-2(b)

As a courtesy, Market News Publishing Inc. would like to inform you that the following story has been disseminated electronically at ON 2006/12/05

If there are any errors in this story, please indicate where the errors occur and fax or email this notice back to us.

KETTLE RIVER RESOURCES LTD. ("KRR")
- Shares for Debt

TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing the Company's proposal to settle outstanding debt for $81,975 with 256,000 shares which have been held in reserve from previously executed Normal Course Issuer Bids.

Number of Creditors: 1 Creditor

The Company shall issue a news release when the debt extinguished.

TSX-X

TSX venture EXCHANGE

FORM 4E
SHARES FOR DEBT FILING FORM

1. Re: Kettle River Resources Ltd. (the "Issuer").

   Trading Symbol: KRR

2. Date of news release announcing shares for debt settlement: October , 2006

Issued and outstanding Listed Shares at the date of the news release: 11,297,611

3. Creditors / Settlement Table

Provide in the attached Schedule 1 the details of the creditors being offered settlement.

Total amount of debt to be settled: $81,975.00

If Warrants are to be issued provide the following information: N/A

(a) Number of shares eligible to be purchased on exercise of each Warrant: N/A

(b) Exercise price of Warrants: Year 1 Year 2 – N/A

Tier 1 Only - Year 3: _____ Year 4:_____ Year 5: _____

(c) Expiry date of Warrants: N/A

4. Status of Issuer

Has the Issuer been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement*?

YES ______ NO X

If YES, indicate if any other submissions are in preparation or in progress that are part of a reactivation plan for the Issuer.

5. Balance of debt

Did any creditors refuse the settlement? YES NO X

Identify all creditors of the Issuer that were not offered the settlement and explain why.

There are no other Creditors.

If there are plans to settle the balance of the debt, if any, please attach details.

There are no other Creditors.

6. New Control Person

Will there be a new Control Person of the Issuer created as a result of the issuance of shares for debt?

YES NO X

If YES, indicate date on which the shareholders' resolution was passed and submit a copy of the shareholders' resolution.

7. Assignment of Debt

Have any creditors purchased the debt at a discount from other creditors?

YES_ NO X

If YES, please disclose the following:

Name of Original Creditor	Name of Current Creditor	Is the Current Creditor a Non's Arm's Length Party Y/N	Amount of Debt Purchased	Amount Paid for Debt
N/A				

If Non Arm's Length Parties have purchased discounted debt, have such Non Arm's Length Parties, entered into an escrow agreement relating to the debt settlement shares?

YES NO X

8. Tier 2 Issuers: Issuance of more than 100% of issued and outstanding shares in connection with debt settlement

Is the Issuer issuing more than 100% of its issued and outstanding shares in connection with this debt settlement? YES ______ NO X

If YES:

Provide the date on which disinterested shareholder approval was/will be received for this transaction and include a copy of the shareholders resolution.

9. Does the transaction form part of a Change of Business or Reverse Takeover?

YES ______ NO X

If YES, describe all relevant terms:____

____

10. Documents

Enclose the following documentation (or indicate if not applicable).

(a) Current accounts payable list with summary totals

(b) Copy of any assignment, buyback or voting trust agreements

(c) Copy of shareholders' resolutions

(d) Financial statements evidencing the debt, if not previously filed with the Exchange

Declaration

The undersigned certifies that:

(a) the undersigned is a director or senior officer of the Issuer;

(b) any debts to be settled pursuant to this transaction which are not specifically referred to in the financial statements of the Issuer prepared since the debt was incurred, are valid debts, due and payable by the Issuer to the indicated creditor(s).

(c) the transaction is in all respects in accordance with *Policy 4.3 - Shares for Debt*, except as disclosed in any attached application for waiver.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes information contained in Items 3, 5, 6, and 7 and Schedule 1, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Date October 27, 2006

Ellen Clements
Name director or senior officer

[signature]
Signature

President
Official Capacity

Creditors/Settlement Table

Schedule 1

Name & Address of Creditor	Amount Owing	Deemed Price per Share	# of Shares	# of Warrants	Nature of Debt (e.g. trade payable, management fees, etc)	Non Arm's Length Party=NP ProGroup=P Not Applicable=N/A
Stephen M. Levano and Janet A. Levano 113 – 6th Street, Garden City, New York, USA 11530	$81,975.00	$0.32	256,000	0	Funds Advanced	N/A
TOTAL	$81,975.00		256,000	0		

Beneficial Shareholders of any Corporate Creditors Who Will Own or Control 10% or more of the Post-Closing Outstanding Shares

Creditor	Number of Securities Purchased	Post closing Direct & Indirect Holdings in the Issuer	% of Post Closing Outstanding Shares	Name and Address of any Individuals Having a Greater Than 10% Beneficial Interest in the Creditor
N/A				
TOTALS				

LIST OF CREDITORS

Name and Address of Creditor	Amount Owing	Deemed Price Per Share	No. of shares
Stephen M. Levano and Janet A. Levanoa 113 – 6th Street, Garden City New York USA 11530	$81,975	$0.32	256,000
Total	$81,975.00		256,000

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

RECEIVED

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

Vancouver, British Columbia – Thursday, December 14, 2006 – Kettle River Resources Ltd. ("Kettle River") (TSX Venture Exchange KRR)) announces that its indirect interest, through DHK Diamonds Inc. ("DHK"), in the WO Diamond Project Joint Venture ("WOJV"), NWT, Canada, has decreased to 3.59%. The WO Diamond Project contains the plus nine hectare DO-27 and the plus three hectare DO-18 diamondiferous kimberlite pipes, among others.

DHK, a private company owned equally by Dentonia Resources Ltd. ("Dentonia"), Horseshoe Gold Mining Inc. ("Horseshoe") and Kettle River, is a party to the December 6, 2002 WOJV Agreement. On October 5, 2006 DHK formally elected to contribute to the WOJV $14.9 million budget. The DHK 20% required contribution of $3,149,286.70 due December 9, 2006 was not made resulting in a dilution of DHK interest to 10.78%.

While Kettle River raised and deposited its portion of $1,049,762.35, the remaining amounts derived from contributions of Dentonia and Horseshoe were not made and as a result of DHK's dilution Kettle River's indirect interest in the WOJV has materially changed. Peregrine and Kettle have mutually agreed to terminate their business combination announced on October 26, 2006. Both companies will continue to explore options to consolidate the WOJV interests.

On Behalf of the Board of Directors:

Ellen Clements
President

For further information, please contact
Larry Widmer 250 764 0577
Ellen Clements 1 800 856 3966
Brian McClay 604 689 7902
Gerry Rayner 604 925 5690

The TSX Venture Exchange has not reviewed the contents and does not accept responsibility for adequacy or accuracy of this release.

File #82-666
Rule 12g3-2(b)

PEREGRINE
DIAMONDS LTD.

Peregrine's Interest in WO Diamond Project Increases to 71.74 %,

Peregrine and Kettle River mutually agree to terminate business combination

Vancouver, British Columbia – Wednesday, December 13, 2006 - Peregrine Diamonds Ltd. ("Peregrine") (TSX:PGD) announces that its participating interest in the WO Diamond Project Joint Venture ("WOJV"), NWT, Canada, has increased to 71.74%. The WO Diamond Project contains the plus nine hectare DO-27 and the plus three hectare DO-18 diamondiferous kimberlite pipes, among others.

On December 9, 2006, cash calls totalling $14.9 million were due and payable from all of the WOJV partners. Aber Diamond Corporation ("Aber"), SouthernEra Diamonds Inc. ("SouthernEra"), and DHK Diamonds Inc. ("DHK"), did not make their respective cash call contributions. As a result, Aber's and SouthernEra's interests were respectively diluted to below 4% and, as contemplated in the December 6, 2002 Agreement between the WOJV partners, each of Aber's and SouthernEra's interest automatically converted to a 0.25% Gross Overriding Royalty in the WOJV. DHK was diluted to a 10.78% participating interest in the WOJV. Archon Minerals Limited ("Archon") made its cash call contribution and currently its participating interest in the WOJV is 17.48%. Aber's 7.35% of the diamond marketing rights from any WOJV diamond production has been distributed on a pro-rata basis among the remaining WOJV partners, and as a result Peregrine now holds 97.92% of the diamond marketing rights.

As a result of DHK's dilution, Kettle River Resources Ltd.'s ("Kettle") (as a 1/3 equity owner in DHK) indirect interest in the WOJV has materially changed. Peregrine and Kettle have mutually agreed to terminate their business combination announced on October 26, 2006. Both companies will continue to explore options to consolidate the WOJV interests.

Peregrine is a well funded Canadian diamond exploration/development company that is managed by experienced geoscientists. The company is completing a Preliminary Technical Assessment Report on the 9 hectare DO-27 and 3 hectare DO-18 diamondiferous kimberlite pipes, and is exploring for other diamondiferous kimberlites on its extensive land holdings in Canada. The company trades on the TSX Exchange under the symbol "PGD".

On Behalf of the Board of Directors:

Eric Friedland
President

For further information, please contact Jim Crawford, Manager – Investor Relations, at 604-408-8880 or at jim@pdiam.com.

PEREGRINE
DIAMONDS LTD.

Commencement of Third Bulk Sampling Program at DO-27

Vancouver, British Columbia – Thursday, December 14, 2006 - Peregrine Diamonds Ltd. ("Peregrine") (TSX:PGD) is pleased to announce that land-based, large diameter, bulk sample drilling ("LDD") on the North East Lobe portion of the plus nine hectare, DO-27 kimberlite pipe, WO Diamond Project, NWT, Canada, began on December 6, 2006, more than 60 days earlier than the last bulk sampling program. The first LDD drill hole, DO27-NE-01, was completed yesterday to a planned depth of 98 metres with the majority of the hole drilled at 24 inch diameter. A total of 45 sample bags of kimberlite were recovered (each sample bag has a maximum rated capacity of 1.8 tonnes). The drill rig is currently setting up on the next hole, DO27-NE-02, which is located 25 meters south of DO27-NE-01. A second LDD rig is anticipated to begin drilling on the North East Lobe in early January 2007.

This early start resulted from careful logistical planning, having the two Encore Drilling, LDD rotary rigs on-site from last season, and the decision to begin this third bulk sample on the land-based portion of the main diamond-bearing pyroclastic unit of the North East Lobe of DO-27. Peregrine is currently the only mid-tier diamond exploration company properly positioned to commence bulk sampling in Canada's North so early in the season.

The primary focus of this bulk sampling program will be to significantly add to the 510 carat parcel of diamonds already recovered by Peregrine. In order to obtain a geologically meaningful average diamond valuation, at least 3,000 carats will be required (see November 6, 2006 press release).

This early start to the bulk sampling program, coupled with a significant increase in the project's infrastructure, has set the stage for an aggressive execution of this program.

Infrastructure improvements include:

- the staging of numerous pieces of ice making equipment, including water trucks, bulldozers, front-end loaders and road graders, on-site at the end of last season.
- the construction of Peregrine's own ice airstrip capable of hosting C-130 Hercules aircraft, anticipated to be completed and operational by mid-January 2007.
- the acquisition of a third large diameter drill rig: a dual-rotary, Foremost DR-40 with approximately 250,000 ft/lbs of torque, which is capable of setting large diameter casing (up to 40 inch) in soft, unconsolidated overburden and kimberlite. Completion of the Hercules capable ice airstrip will likely enable Peregrine to deliver the DR-40 to site several weeks earlier than an ice road based delivery.
- the DR-40 drilling rig is anticipated to facilitate the setting of 28 inch diameter casing, which should enable the extraction of kimberlite using 24 inch diameter drill-holes, in contrast to the majority of holes drilled last season which were 13 ¾ inch diameter. This 10 ¼ inch increase in drill hole diameter should result in an approximately 300% increase in the volume of kimberlite extracted per vertical metre of depth.
- a variety of casing sizes, 28, 24, 20 and 16 inch diameter, will be available for use onsite for the winter 2007 bulk sample (as opposed to only 28 and 16 inch available for the last bulk sample). This will allow Peregrine maximum drilling flexibility to meet the varied ground conditions encountered during lake based drilling.
- Peregrine also plans to adopt a modified vertical extraction technique in which controlled hole collapse will be used to extract the maximum amount of kimberlite from each drill hole. This bulk sampling method of controlled hole collapse is specifically designed to take advantage of the DO-27 kimberlite's natural tendency to expand and slough down the hole.

Program highlights for this third bulk sample include:

- up to 8 LDD holes planned on the land-based North East Lobe portion of the kimberlite, targeting the main pyroclastic unit in this area.
- these land-based holes are being drilled from ice pads with a minimum of 24 inches of thickness, next to previously drilled, pilot core holes.
- up to 20 LDD holes planned over the central portion of the kimberlite, targeting the main pyroclastic unit. These holes will be drilled on the DO-27 lake ice, which must be built up to a thickness of at least 72 inches. Currently, the ice thickness is approximately 40 inches, with ice-making activities ongoing and scheduled to continue into the New Year. It is anticipated that sufficient ice thickness to begin this drilling will be achieved by mid-January 2007, subject to weather.
- The budget for the Fall 2006/Winter 2007 LDD, bulk sampling programs only, total approximately $26.6 million.

An update on the various core drilling programs (Mid-zone between the DO-18 and DO-27 kimberlites, Geotechnical and Exploration), preliminary resource calculations, and the Preliminary Technical Assessment Report, will be provided in the New Year.

Peregrine is a well-funded Canadian diamond exploration/development company that is managed by experienced geoscientists. The company is completing a Preliminary Technical Assessment Report on the 9 hectare DO-27 and 3 hectare DO-18 diamondiferous kimberlite pipes, and is exploring for other diamondiferous kimberlites on its extensive land holdings in Canada. The company trades on the Toronto Stock Exchange under the symbol "PGD".

On Behalf of the Board of Directors:

Eric Friedland
President

For further information, please contact Jim Crawford, Manager -- Investor Relations, at 604-408-8880 or at jim@pdiam.com.